UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **August 7, 2007**

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.**

Pepco Holdings, Inc. (the "Company") has been informed by Thomas S. Shaw, the Company's Executive Vice President and Chief Operating Officer, that he will retire effective September 1, 2007.

Joseph M. Rigby, the Company's current Senior Vice President and Chief Financial Officer, will succeed Mr. Shaw as Executive Vice President and Chief Operating Officer effective as of September 1, 2007. Prior to becoming Senior Vice President of the Company in August 2002 and Chief Financial Officer in May 2004, Mr. Rigby, age 50, served as the President of the company's subsidiary, Atlantic City Electric Company ("ACE"), from July 2001 until May 2004 and Chief Executive Officer of ACE from August 2002 until May 2004, and as President of the Company's subsidiary, Delmarva Power & Light Company, from August 2002 until May 2004.

In connection with his election to this new position, Mr. Rigby's annual salary has been increased to $575,000, which has the effect of correspondingly increasing potential benefits under plans where his incentive award opportunity is tied to his salary level

To succeed Mr. Rigby, the Company has entered into a letter of employment with Paul H. Barry, under which he will become, effective September 5, 2007, the Company's Senior Vice President and Chief Financial Officer. Mr. Barry, age 49, served as Senior Vice President and Chief Development Officer of Duke Energy Corporation from September 2006 to August 2007. From November 2005 to September 2006, he served as Group Executive and President of Duke Energy Americas, a division of Duke Energy Corporation. From June 2002 to November 2005, he served as a Vice President of Duke Energy Corporation.

The following is a description of the material terms of his employment as set forth in the letter:

- An annual base salary in the amount of $500,000, which will be reviewed annually beginning in 2008.

- Participation in the Company's annual incentive program and long-term incentive program on the same basis as other similarly situated executives prorated for time of service, with the terms of awards in 2007 as follows:

  o A minimum bonus of $100,000 under the annual incentive program, with the opportunity to earn up to $180,000 depending on performance results.

  o Awards under the long-term incentive program consisting of:

    - shares of restricted stock with a fair market value of $129,631 on the date of the grant, which vest at the end of 2009, and

- a performance share award, with target award value of $259,262 and a maximum award value of $518,524, depending on results for the 2007 to 2009 performance period.

- Participation in the (i) the General Retirement Plan in accordance with its terms and (ii) the Supplemental Executive Retirement Plan, under which he will receive three additional years of credited service after completing five years of employment and an additional three years of credited service after completing ten years of employment.

- Participation in the Company's perquisites program.

- Participation in the Company's Change in Control Severance Plan at a level that provides for payment in the amount of three times salary and bonus if employment terminates as the result of a change in control of the Company.

- A severance payment in an amount equal to the sum of annual base salary and target annual bonus, if terminated by the company, other than for cause, within the first 12 months of employment.

- Reimbursement for relocation expenses, including a gross up for any taxes incurred on amounts reimbursed

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Description of Exhibit
10	Letter Agreement, dated August 7, 2007, between Pepco Holdings, Inc. and Paul H. Barry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   August 13, 2007   /s/ D. R. WRAASE
                                            Name: Dennis R. Wraase
                                            Title: Chairman, President and
                                                         Chief Executive Officer